January 24, 2013

VIA EDGAR AND HAND DELIVERY

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Coeur d’Alene Mines Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 23, 2012

Comment Letter dated January 9, 2013

File No. 001-08641

Dear Ms. Jenkins:

On behalf of Coeur d’Alene Mines Corporation Inc. (the “Company”), this letter responds to your letter, dated January 9, 2013 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 10-K (the “Annual Report”), filed on February 23, 2012. Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

The Company respectfully requests to revise its disclosure prospectively. The Company believes this approach is appropriate because the Company plans to file its next Form 10-K on or around February 21, 2013. Further, the proposed revisions contain only supplemental information that investors may find useful. The Company does not believe that the revisions represent a material change from the Company’s prior disclosure or correction of a material error.

Form 10-K for Fiscal Year Ended December 31, 2011

Silver and Gold Mining Properties, page 19

USA – Nevada-Rochester Mine, page 28

1.	We note your response to comment 1 in which you discuss the status of your leased claims, provided the requested supplemental information, and indicated you will revise the stated number of leased claims to 66 claims. Please include this discussion regarding your leased claims in your modified filing, comment on any historical right of way’s, if any, which facilitate access on your claims, and clarify that the 81 claims specified in your lease agreements has been changed to the 66 claims as indicated in your response. Should you intend to address this issue in future filings, please make the request for filing prospectively and include your proposed modified paragraphs, sections, or pages with your response.

Answer:

The Company proposes to include substantially the following disclosure in its next Form 10-K and, if applicable, other future Forms 10-K:

“Coeur Rochester held 541 U.S. Federal unpatented claims, of which 66 were under lease agreements, and 23 patented claims, totaling approximately 8,600 acres through August 2011. On September 1, 2011, the Company inadvertently missed a claims fee payment to the U.S. Bureau of Land Management (BLM) and as a result the prior unpatented mining claims were forfeited. In December 2011, the Company located new claims on ground covered by the previous unpatented mining claims, including those subject to lease agreements. The new claims total 479 and cover the majority of the prior unpatented claim area.

With respect to the claims that were held under lease agreements, the Company has continued to pay lease fees to the lessors according to the rates set forth in the lease agreements. The Company is not currently mining on any of these claims, and the Company does not believe these claims to be individually or collectively material to the Company’s cash flows or the Rochester property’s current plan of operations approved by the BLM. The Company uses the property on which these claims are located principally to facilitate access to other portions of the Rochester property and to provide space for infrastructure. None of the lessors has initiated or threatened any litigation against the Company with respect to the leases or the Company’s continued use of the lessors’ property.

A substantial portion of the new claims is the subject of a legal dispute stemming from competing asserted interests in the claims. A third party asserts that it also staked and filed notices on the Company’s original unpatented mining claims. The Company believes it holds a superior property interest to the adverse staking party and filed a lawsuit to quiet title in the claims. The mine operates under an approved BLM plan of operations and has continued normal operations while the legal action is pending. The Company believes there would be no impact to the current silver and gold reserves at Coeur Rochester assuming an adverse outcome. Furthermore, the Company believes that it would retain access to all active mining areas of the Rochester property notwithstanding an adverse outcome. Because surface access is governed by the approved BLM plan of operations and not by claim ownership, the Company believes that it would retain surface access to all areas of property within the approved BLM plan of operations. However, the Company does believe an adverse outcome would cause it to modify existing plans to further expand future mining operations and would require permits to be updated to reflect changes in claim ownership arising from an adverse outcome. See [Note 21 — Litigation and Other Events] for information relating to the unpatented mining claims dispute at Rochester.”

2.	We note you response to comment 2 in which you discuss the origin and effects of the preliminary injunction boundary, but did not provide the requested map as you believe a map of the preliminary injunction boundary is not material to investors. We re-issue comment 2. Please include the preliminary injunction map in your filing showing the contested and uncontested mining claims, along with the website address for the map in your revised filing.

Answer: The Company proposes to include as an exhibit to its next Form 10-K and, if applicable, other future Forms 10-K, the map of the preliminary injunction boundary attached to this letter as Exhibit A. In addition, the company proposes to include in such Forms 10-K a uniform resource locator (URL) where the map may be accessed online.

3.	We note your response to comment 3 in which you respond that the mining operations at your Rochester mine have not been affected by the disputed claim ownership, your leach dumps and stockpile expansions are not affected, and that in the event an adverse decision was rendered, the results could not be quantified. Please include this discussion in your modified filing.

Answer: The Company proposes to include substantially the following disclosure in its next Form 10-K and, if applicable, other future Forms 10-K:

“The claims dispute has not resulted in any changes to the Company’s BLM-approved plan of operations for the Rochester property, or any effect on the Company’s leaching activities or stockpiles. The Company does not expect any such changes or effects unless the claims dispute is finally resolved against the Company. In the event all claims in dispute were resolved in favor of Rye Patch, the Company cannot determine whether any fees or amounts would be awarded to Rye Patch for adverse land use, or what the amount or range of such fees or amounts might be. However, the Company would not be subject to BLM fees for any such adverse land use within the BLM-approved plan of operations. The effect on the Company’s leaching operations or stockpiles could depend on further BLM proceedings or private negotiations with respect to surface uses of the claims in dispute.”

Year End Mineralized Material – Rochester Mine, page 30

4.	We note your response to comment 6, in which you state the affected tonnage and grade of mineralized material due the claim dispute and that you will include this estimate in your future filings. Please revise your filing and include these estimates in your modified filing.

Answer: The Company proposes to include substantially the following disclosure in its next Form 10-K and, if applicable, other future Forms 10-K:

“The Company estimates that approximately 65,383,000 short tons of mineralized material, containing 0.42 and 0.003 silver and gold ounces per ton, respectively, is affected by the claim dispute.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations – Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 56

Revenues, page 56

5.	We note your response to our prior comment 7. In accounting for gold production at Palmarejo and Rochester mines as a by-product, please tell us:

•	how you account for gold inventory, including which costs are attributed to the gold produced and how those costs are carried in inventory through production and processing;

•	whether your units-of-depletion calculations exclude gold reserves and gold production and how depletion would be impacted by their inclusion; and,

•

an estimate of how co-product accounting would have impacted your cash cost per ounce of silver and gold (or gold in silver-equivalent ounces) for 2011 and for the nine months ended September 30, 2012.

Answer: The Palmarejo and Rochester mines account for gold inventories by utilizing an equivalent silver production approach. Gold production is converted to silver equivalent units using a ratio of the periodic average gold price to silver price. This result is added to the silver production for use in distributing production costs to units in inventory. Production costs are then applied to each equivalent unit based on a weighted average cost.

Units of depletion calculations at the Palmarejo and Rochester mines exclude gold reserves. Utilizing both the silver and gold reserves within the calculation of depletion results in no larger than a +/- 0.10% change in recognized depletion expense.

The following table presents the estimated cash cost per ounce using both co-product and equivalent ounce accounting for the Palmarejo and Rochester mines as compared to the by-product presentation for 2011 and the nine months ended September 30, 2012:

	Nine Months ended September 30, 2012		Year ended December 31, 2011
	Palmarejo	Rochester	Palmarejo	Rochester
By-product (as reported):
Cash operating cost per oz - silver	$(0.12)	$12.75	$(0.97)	$22.97
Cash cost per oz - silver	(0.12)	14.38	(0.97)	24.82

Co-product:
Cash operating cost per oz - silver	9.14	19.44	12.82	25.34
Cash cost per oz - silver	9.14	20.36	12.82	26.91
Cash operating costs per oz - gold	680	1,136	581	1,050
Cash cost per oz - gold	680	1,190	581	1,115

Silver-equivalent:
Cash operating cost per oz	10.32	20.13	12.91	25.05
Cash cost per oz	10.32	21.08	12.91	26.60

Notes to Consolidated Financial Statements, page F-8

Note 21 – Litigation and Other Events, page F-46

Unpatented Mining Claims Dispute at Rochester in Nevada, page F-47

6.	We note your response to our prior comment 8 did not address all aspects of our comment. In regards to the unpatented mining claims dispute at Rochester, please tell us whether you believe the likelihood of a loss or impairment of assets is remote, reasonably possible or probable pursuant to FASB ASC 450-20 and the factors your consider in support of your conclusion.

Answer: The Company believes the likelihood of a loss or impairment of assets is remote for the following reasons:

•

The Rochester property has continued normal operations while the claims dispute is pending. The Company has had, and continues to have, access to all its facilities and infrastructure at the Rochester property.

•

It is the Company’s view that under applicable legal authority, mining claims are interests in real property. Therefore, the Company believes, in the event of an adverse legal determination with respect to ownership of any disputed mining claims, on the surface above which is located personal property of the Company, such as plant and equipment, the Company’s title to that personal property would be unaffected.

•

Property, plant and equipment is depreciated using either the straight-line method over the useful life of the individual asset, which is commensurate with the life of the mine using current existing ore reserves, or the units-of-production method based on estimated total proven and probable ore reserves. Mining properties are depleted using the units-of-production method over the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. The Company believes there would be no impact to the current silver and gold reserves at the Rochester property assuming an adverse outcome of the claims dispute.

•

The net amount of long-lived assets at Rochester as of December 31, 2011 and September 30, 2012 is $32.8 million and $37.0 million, respectively. Operating cash flows before working capital changes for the nine months ended September 30, 2012 were $32.0 million on production of 2.0 million ounces of silver and 26,012 ounces of gold. The Company’s most recent statement of reserves showed 29.6 million ounces of silver and 247,000 ounces of gold. Therefore, the Company believes that future cash flows will be sufficient to recover the book value of the long-lived assets.

*        *        *

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please contact me at (208) 665-0770 or Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034. Please contact Elizabeth Druffel, the Company’s Treasurer and Chief Accountant, at (208) 665-0333 with regard to any accounting matters, and please contact Donald J. Birak, the Company’s Senior Vice President of Exploration, at (208) 769-5083 with any technical questions relating to exploration comments.

Very truly yours,

/s/ Casey M. Nault

Casey M. Nault

cc:	James Giugliano, Securities and Exchange Commission

Brian Bhandari, Securities and Exchange Commission

George Schuler, Securities and Exchange Commission

Mitchell J. Krebs, President and Chief Executive Officer

Frank L. Hanagarne, Jr., Senior Vice President and Chief Financial Officer

Donald J. Birak, Senior Vice President of Exploration

Elizabeth Druffel, Treasurer and Chief Accountant

Andrew L. Fabens, Gibson, Dunn & Crutcher LLP

Exhibit A